John Mahon 202.729.7477	Writer's E-mail Address John.Mahon@srz.com

April 20, 2021

VIA EDGAR

Ms. Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
200 Vesey Street, Suite 400
New York, NY 10281

Re:    180 Degree Capital Corp.
Certified Shareholder Report on Form N-CSR
For the Fiscal Year ended December 31, 2020 (File No. 811-07074)

Dear Ms. Miller:

On behalf of 180 Degree Capital Corp. (the "Company"), set forth below are the Company's responses to the oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company on April 7, 2021 with respect to the Company's Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2021 (the "Form N-CSR") filed with the Commission on February 22, 2021. The Staff's comments are set forth below in italics and are followed by the Company's responses.
STATEMENT OF ASSETS AND LIABILITIES

1.Comment: Please advise the Staff on a supplemental basis why amounts payable to officers and directors and other affiliates have not been stated separately in the Company’s Statements of Assets and Liabilities, per Regulation S-X 6-04.
Response: The Company notes for the Staff that its Statement of Assets and Liabilities as of December 31, 2020, separately states the amount of the bonus payable that is due to officers of the Company. This line item also refers readers to Note 7 (Officers’ and Board of Directors’ Compensation), which further details the components of the amount included on the Statement of Assets and Liabilities. Due to a timing issue regarding payment by wire, $13,250 owed to one Director of the Company for quarterly director fees is included in the line item Accounts Payable and Accrued Liabilities. This amount was deemed to be immaterial and therefore was not broken out separately. There are no other amounts payable to officers, directors or other affiliates in the remaining line items on the Statement of Assets and Liabilities.

Ms. Megan Miller
April 20, 2021

CONSOLIDATED SCHEDULE OF INVESTMENTS—INVESTMENTS IN NON-CONTROLLED AFFILIATED COMPANIES

2.Comment: We note a reference to footnote “G” in the above-referenced section of the Company’s Schedule of Investments, but the applicable footnote does not appear to be defined. Please advise the Staff on a supplemental basis what footnote G references, and confirm that such footnote will be defined in future filings by the Company.
Response: We acknowledge the Staff’s comment and note that the inclusion of the footnote reference was in error as the position was closed out in the fourth quarter of 2020, and thus the historical footnote that was included as Footnote G in prior periods was no longer required.
3.Comment: Please advise the Staff on a supplemental basis when the receivable from the Company’s investment in The Maven is expected to be received by the Fund.
Response: The Company advises the Staff that it currently expects to receive the receivable from TheMaven, Inc. (MVEN), shortly after MVEN completes an uplist to a national exchange. Based on information available to the Company as of the date of this response, it currently estimates that the listing will occur in the second half of 2021.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.Comment: Please explain in correspondence how the Company met the disclosure requirements for disclosure of distributable earnings on a tax basis in the notes to the financial statements in accordance with ASC 946-20-40-11.
Response: The Company advises the Staff on a supplemental basis that the Company was subject to corporate level taxation for the tax year ended December 31, 2020, and that the Company was in a distributable loss position as of that date. The Company further advises the Staff that it did not have any undistributed ordinary income or undistributed long-term capital gains to disclose as of December 31, 2020. The Company directs the Staff to Note 9 (Income Taxes) in the Notes to Consolidated Financial Statements in its 2020 annual report filed on Form N-CSR, which enumerates the required tax basis net unrealized appreciation (depreciation) and capital loss carryforwards as of December 31, 2020. The Company advises the Staff that it will include amounts of undistributed ordinary income and/or undistributed long-term capital gains in future periods should the Company have such amounts to disclose.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:     Daniel B. Wolfe / 180 Degree Capital Corp.